UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Franklin Street Properties Corp.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                    35471F102
                                 --------------
                                 (CUSIP Number)

                               Dennis McGillicuddy
                          5111 Ocean Boulevard, Suite C
                               Sarasota, FL 34242
                                 (941) 349-9200
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 1, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 35471F102                   13D
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Dennis J. McGillicuddy
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)|_|
                                                                          (b)|X|

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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS (See Instructions)

      OO
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  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           |_|

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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              7   SOLE VOTING POWER

                  404,499
 NUMBER OF    ------------------------------------------------------------------
   SHARES     8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY        15,770.54
    EACH      ------------------------------------------------------------------
 REPORTING    9   SOLE DISPOSITIVE POWER
   PERSON
    WITH          404,499
              ------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  3,189,163.58
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,593,662.58
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  12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      |_|
      (See Instructions)

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.2%
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  14  TYPE OF REPORTING PERSON (See Instructions)

      IN
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

                                  SCHEDULE 13D

      This Schedule 13D amends the Schedule 13G filed on June 11, 2003. Based on the advice of current counsel, Dennis McGillicuddy is filing this Schedule 13D to amend and supplement the information as to the transactions previously reported on a Schedule 13G.

Item 1. Security and Issuer.

      This statement on Schedule 13D (this "Statement") relates to the common stock, par value $.0001 per share (the "Common Stock"), of Franklin Street Properties Corp., a Maryland corporation ("FSP Corp."). The principal executive offices of FSP Corp. are located at 401 Edgewater Place, Suite 200, Wakefield, MA 01880-6210.

Item 2. Identity and Background.

      Dennis J. McGillicuddy is a member of the Board of Directors of FSP Corp. Mr. McGillicuddy invests for his own account. The business address of Mr. McGillicuddy, who is a United States citizen, is 5111 Ocean Boulevard, Suite C, Sarasota, FL 34242.

      During the past five years, Mr. McGilliciddy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. McGillicuddy was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      No funds were borrowed by Mr. McGillicuddy or any related entity for the acquisition of FSP Common Stock.

      On June 1, 2003, FSP Corp. completed its acquisition of thirteen real estate investment trusts (collectively, the "Target REITs"), each a Delaware corporation. The acquisitions were completed pursuant to an Agreement and Plan of Merger, dated as of January 14, 2003 (the "Merger Agreement"), by and among FSP Corp. and the Target REITs.

      Upon consummation of the transactions contemplated by the Merger Agreement, each Target REIT was merged with and into FSP Corp., with FSP Corp. as the surviving corporation (the "Mergers"). Under the terms of the Merger Agreement each outstanding share of preferred stock, $0.01 par value per share ("Target Stock"), of each respective Target REIT, as of June 1, 2003, was converted into a specified number of shares of Common Stock. Under the terms of the Merger Agreement each outstanding share of common stock, $0.01 par value per share, of each respective Target REIT, as of June 1, 2003, was cancelled.

      In connection with the Mergers, FSP Corp. reserved for issuance an aggregate of approximately 25,000,091 shares of Common Stock. Based on the capitalization of FSP Corp. as of the effective date of the Mergers, the Common Stock reserved for issuance to the Target REIT stockholders represented approximately 50.3% of the outstanding shares of FSP Common Stock.

      Mr. McGillicuddy indirectly owned an aggregate of 229 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 1,586,343.29 shares of FSP Common Stock upon consummation of the Mergers. Mr. McGillicuddy was not an officer or director of any Target REIT.

      Mr. McGillicuddy's ownership of Common Stock is as follows:

      o McGillicuddy Investments Limited Partnership III, of which Mr. McGillicuddy is a limited partner, owned 229 shares of Target Stock prior to the Mergers. Pursuant to the Merger Agreement, such shares of Target Stock converted into 1,586,343.29 shares of Common Stock. McGillicuddy Investments Limited Partnership III also owned 576,880.75 shares of Common Stock prior to the Mergers. McGillicuddy Investments Limited Partnership III currently owns 2,163,224.04 shares of Common Stock.

      o McGillicuddy Family Limited Partnership, of which Mr. McGillicuddy is general partner, owns 404,499 shares of Common Stock.

      o Mr. McGillicuddy's spouse owned 1 share of Target Stock prior to the Mergers. This share was purchased with $100,000 in personal funds. Pursuant to the Merger Agreement, such share of Target Stock was converted into 6,824.54 shares of Common Stock. In addition, Mrs. McGillicuddy is the sole trustee of several trusts for Mr. McGillicuddy's grandchildren, which trusts, in the aggregate, hold 8,946 shares of Common Stock.

      o Pursuant to the Indenture of Trust Agreement by and between Barry Silverstein, as Grantor, and Trudy Silverstein and Dennis McGillicuddy, as Trustees, dated September 22, 2003, and the Indenture of Trust Agreements by and between Barry Silverstein, as Grantor, and Mark Shale Silverstein and Dennis McGillicuddy, as Trustees, dated September 22, 2003, Mr. McGillicuddy is a trustee of four charitable lead annuity trusts for the benefit of Mr. Silverstein's children. The trusts own, in the aggregate, 100% of the limited partnership interests of Silverstein Investments Limited Partnership II, which owns 1,010,169 shares of Common Stock. Mr. McGillicuddy, as trustee, has shared dispositive power and no voting power of the shares of Common Stock held by Silverstein Investments Limited Partnership II.

      All descriptions of agreements filed as exhibits to this Schedule 13D are modified by the actual terms of such agreements.

Item 4. Purpose of Transaction.

      See Item 3 above. Mr. McGillicuddy has no present plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      (a) The percentages set forth in this Item 5 are based on 49,630,338 shares of Common Stock outstanding.

      Mr. McGillicuddy beneficially owns 3,593,662.58 shares of Common Stock representing approximately 7.2% of the outstanding Common Stock.

      (b) Mr. McGillicuddy has sole voting power and sole dispositive power with respect to 404,499 shares of FSP Common Stock.

      Mr. McGillicuddy may have shared voting and shared dispositive power with respect to 15,770.54 shares of FSP Common Stock beneficially owned by his wife. 8,946 of these shares are held by trusts, of which Mr. McGillicuddy's wife is the sole trustee, for the benefit of Mr. McGillicuddy's grandchildren.

      Mr. McGillicuddy has shared dispositive power with respect to 3,173,393.04 shares of FSP Common Stock. 1,010,169 of these shares are attributable to four trusts through their ownership of the limited partnership interests of Silverstein Investments Limited Partnership II. Mr. McGillicuddy is a trustee of these trusts, which are for the benefit of Mr. Silverstein's children.

      (c) Except as described in this Schedule 13D, there have been no transactions since June 11, 2003.

      (d) Various persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. McGillicuddy. No such person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. McGillicuddy in excess of 5% of the outstanding shares of Common Stock.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
        With Respect to Securities of the Issuer.

      Except as discussed in Item 3 above, Mr. McGillicuddy is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer and none of the securities as to which this Statement relates is pledged or is otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

      Although Barry Silverstein, also a director of FSP Corp., and Mr. McGillicuddy have had various long-term business relationships with each other, there is no understanding or agreement between Messrs. Silverstein and McGillicuddy as to voting or disposition of the Common Stock. Mr. McGillicuddy disclaims the existence of a Section 13 group between himself and Mr. Silverstein.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1 Agreement and Plan of Merger among Franklin Street Properties Corp. and thirteen real estate investment trusts, dated as of January 14, 2003, which is incorporated herein by reference to Exhibit 2.1 of Franklin Street Properties Corp.'s Report on Form 8-K filed on January 15, 2003

      Exhibit 2 Limited Partnership Agreement of McGillicuddy Investments Limited Partnership, III, dated September 27, 2000

      Exhibit 3 Limited Partnership Agreement of the McGillicuddy Family Limited Partnership, dated December 18, 2001

      Exhibit 4 Limited Partnership Agreement of Silverstein Investments Limited Partnership, II, dated November 22, 1999, as amended on September 16, 2003 and June 24, 2004

      Exhibit 5 Indenture of Trust for the JM Silverstein 2003 CLAT by and between Barry Silverstein, Trudy Silverstein and Dennis McGillicuddy, dated September 22, 2003

      Exhibit 6 Indenture of Trust for the Mark S. Silverstein 2003 CLAT by and between Barry Silverstein, Mark Shale Silverstein and Dennis McGillicuddy, dated September 22, 2003

      Exhibit 7 Indenture of Trust for the Susan S. Potter 2003 CLAT by and between Barry Silverstein, Mark Shale Silverstein and Dennis McGillicuddy, dated September 22, 2003

      Exhibit 8 Indenture of Trust for the Thomas Benjamin Silverstein 2003 CLAT by and between Barry Silverstein, Mark Shale Silverstein and Dennis McGillicuddy, dated September 22, 2003

                                   SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 24, 2004


                                By: /s/ Dennis J. McGillicuddy
                                    --------------------------
                                    Dennis J. McGillicuddy